10025844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8252 Hohman Avenue
(No. and Street)

Munster (City) Indiana (State) 46321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

TA 3/1

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
ATIS, Inc

Independent Auditor's Report

We have audited the accompanying statement of financial condition of ATIS, Inc as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATIS, Inc as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 8, 2010

ATIS, Inc
Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	27,727
Accounts receivable		15,955
Deposit with clearing organization		50,000
Certificate of Deposit		30,000
Property, net		5,069
Total Assets	$	128,751
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	10,063
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding		5,000
Additional paid in capital		125,000
Retained earnings		(11,312)
Total Stockholders' Equity		118,688
Total Liabilities and Stockholders' Equity	$	128,751

The accompanying notes are an integral part of these financial statements

ATIS, Inc
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 104,900
Investment advisory fees	14,840
Interest income	862
Other income	13,350
	133,952
Operating Expenses	
Employee compensation and benefits	78,261
Data processing and clearing charges	19,350
Occupancy expenses	8,373
Administrative expenses	14,141
Legal and professional fees	5,684
Other operating expenses	8,126
Communications	6,867
	140,802
Net Loss	$ (6,850)

The accompanying notes are an integral part of these financial statements

ATIS, Inc
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2008	$ 5,000	125,000	$ (4,462)
Net loss			(6,850)
Balance, December 31, 2009	$ 5,000	$ 125,000	$ (11,312)

The accompanying notes are an integral part of the financial statements.

ATIS, Inc
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating Activities	
Net loss	$ (6,850)
Adjustments to reconcile income/loss to net cash provided by operating activities:	
Depreciation	1,223
Changes in operating assets and liabilities:	
Accounts receivable	(15,955)
Deposit with clearing company	(50,000)
Accounts payable and accrued expenses	10,063
Net Cash Used in Operating Activities	(61,519)
Investing Activities	
Purchase of property and equipment	(6,292)
Purchase of investment inventory	(30,000)
Net Cash Used in Investing Activities	(36,292)
Decrease in Cash and Cash Equivalents	(97,811)
Cash and Cash Equivalents at Beginning of Year	125,538
Cash and Cash Equivalents at End of Year	$ 27,727

The accompanying notes are an integral part of these financial statements.

ATIS, Inc
Notes to Financial Statements
December 31, 2009

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes.

Marketable Securities
Marketable securities are valued at their quoted market value.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $1,223 for the year ended December 31, 2009, has been computed using straight line depreciation and accelerated methods.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2009.

Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued, which was February 12, 2010.

ATIS, Inc
Notes to Financial Statements
December 31, 2009

Note 2 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2009
Certificate of Deposit, maturing within one year	$ 30,000
Total	$ 30,000

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2009
Furniture and office equipment	$ 6,292
Less: Accumulated depreciation	(1,223)
Total	$ 5,069

Note 4 - Concentrations of Credit Risk

The Company maintains cash balances at American Savings, FSB. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2009, there were no deposits in excess of the insured amount.

Note 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company had net capital of $113,580, which was $63,580 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 8.9%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2009 unaudited Focus report and this report. The net effect on net capital was a decrease of $40.

Net capital as reported on the unaudited Focus report of December 31, 2009	$ 113,620
Increase in haircuts on securities	(40)
Net Capital as Audited	$ 113,580

ATIS, Inc

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital	
Stockholders' equity	$ 118,688
Less nonallowable assets	(5,069)
Net capital before haircuts on security position	113,619
Haircuts on securities	(39)
Net capital	$ 113,580
Aggregate Indebtedness	$ 10,063
Net capital required based on aggregate indebtedness	$ 671
Computation of Basic Net Capital Requirement Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 63,580
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 112,574
Percentage of Aggregate Indebtedness to Net Capital	8.9%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
ATIS, Inc

In planning and performing our audit of the financial statements of ATIS, Inc as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
ATIS, Inc
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 8, 2010

ATIS, Inc

Financial Report

December 31, 2009